EXHIBIT 99.94

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Mercator Minerals Ltd.

We consent to the use of our report dated March 31, 2011, except as to the Reconciliation with United States Generally Accepted Accounting Principles which is as of October 26, 2011, with respect to the consolidated  balance sheet as at December 31, 2010 and the related consolidated statements of operations, comprehensive loss and deficit and cash flows for the year then ended, and notes, comprising a summary of significant accounting policies and other explanatory information, included in this registration statement on Form 40-F.

Chartered Accountants

Vancouver, Canada
November 8, 2011

KPMG LLP, a Canadian limited liability partnership is the Canadian member firm of KPMG International, a Swiss cooperative.